CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 12, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X       Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

Industrias Bachoco Announces Fourth Quarter and 2008 Full Year Results

Celaya, Gto., Mexico, - February 12, 2009 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results corresponding to the fourth quarter and full year ended December 31, 2008. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, data for 2008 is presented in nominal pesos while that of 2007 is presented in constant pesos as of December 31, 2007.

Highlights:

•	Total sales in 4Q 2008 increased 23.3% when compared with the same period of 2007; recording the highest sales level in a quarter in the Company’s history, and increasing 10.4% for the full year.

•	Chicken sales volume increased of 7.1% in the period, traditionally the best quarter of a year, and a 4.9% during 2008.

•	The Company recorded a negative operating margin of 1.4% during 4Q 2008 but a positive EBITDA margin of 1.4%.

•	Net loss per share in 4Q 2008 was Ps. 1.46, or US$1.26 per ADR, compared to a net income per share of Ps. 0.30, or US$0.26, per ADR reported in the same 2007 period.

CEO’s Comments:
Cristóbal Mondragon, Bachoco’s CEO, stated, “During the quarter, the Company had to tackle several adverse conditions that again affected our results: inventory on hand at higher cost, currently being consumed, affected our cost of sales, and the Mexican economy slowed down following global trends, which led us to post negative results in terms of operating margin. In addition, the abrupt depreciation of the Mexican peso against the US dollar also affected our operating results, but mainly affected our net margins for the quarter.

“Despite this adverse environment, and oversupply conditions in the chicken market at the beginning of the quarter, which were later reversed in the end, we were able to record encouraging results. We recorded the highest sales level for a quarter in the Company’s history; particularly robust was the volume of chicken sold, our main product line, while reporting strong results in table eggs, our second main business line.

“In terms of EBITDA, we achieved positive results and by the end of the quarter we also registered positive operating levels that have spilled over to the beginning of 2009.

“As we have reported during the quarter, our comprehensive financial cost was strongly affected by the abrupt depreciation of the Mexican peso against the US dollar given our hedging position; however, our strong financial position will allow us to face the conditions ahead.

“The Company has successfully implemented several measures to wane the impact of such a challenging scenario, like: the restructuring of the derivatives portfolio, the optimization of the product mix, better services for customers, and productivity improvements, among others. We trust that such strategies will contribute with positive results to the Company’s performance and will allow us to obtain better results in the near future,” concluded Mr. Mondragón.

Releases during the quarter:
▪	October 14, Bachoco Informs the Effects of the Financial Volatility on Its Financial Position.
▪	December 15, Bachoco provides a major disclosure about its financial derivatives position.
  To see the complete versions of these releases, please visit our web page. www.bachoco.com.mx

FOURTH QUARTER 2008 RESULTS

Net Sales
Net sales for the quarter were Ps. 5,674.3 million, 23.3% above the Ps. 4,602.6 million reported in 4Q07. This increase was mainly driven by higher sales in the main business lines: chicken sales rose 26.6%, while table eggs sales increased 15.8% and swine sales increased 46.2%.

Net Sales	4Q08 (%)	4Q07 (%)
CHICKEN	77.7	75.7
EGGS	10.0	10.6
BALANCED FEED	6.4	7.7
SWINE	1.1	0.9
OTHER LINES	4.8	5.1
TOTAL COMPANY	100.0	100.0

Operating Results
Bachoco’s fourth quarter gross margin was 9.8%, below the 17.0% reached in the same 2007 quarter. Said decrease is attributed to a 34.0% increase in the cost of sales. During this quarter cost of sales remained affected by the high costs of raw materials, basically corn and soy bean meal.

The Company had an operating loss of Ps. 79.1 million, compared to an operating profit of Ps. 200.6 million in the same 2007 quarter. Even when operating expenses increased 9.3% during the quarter, the operating expenses as a percentage of sales decreased when compared to the same period of 2007.

The EBITDA result was positive and amounted to Ps. 76.8 million, compared with Ps. 347.6 million reached in the same period of 2007.

Taxes
During the fourth quarter, the Company recognized a positive provision for income tax and deferred income taxes amounting to Ps. 247.0 million.

Comprehensive Financial Income (Cost)
The depreciation of the Mexican exchange rate during fourth quarter strongly impacted our hedging structure, which added to the mark-to-market valuations, affected our financial comprehensive cost. The Company’s financial comprehensive cost amounted to Ps. 1,056.0 million during the quarter, compared to a financial comprehensive cost of Ps. 10.2 million reported in the same quarter last year.

Net Income
During the fourth quarter the Company reported a negative net majority income result of Ps. 873.5 million, or Ps. 1.46 per share (US$1.26 per ADR), compared to a net majority income of Ps. 180.3 million, or Ps. 0.30 per share (US$0.26 per ADR) reported in the same 2007 period.

RESULTS BY BUSINESS SEGMENT

Chicken
The results recorded for the chicken business line were strong during the fourth quarter; sales increased 26.6% as chicken prices rose 18.1%, and volume increased 7.1% from the previous year. The Company was able to transfer part of its cost increases to chicken prices. It is also worth noting that this result is also attributed to seasonality factors.

Table Eggs
The table egg business line also remained strong; sales increased by 15.8% during the quarter as egg prices rose 20.9%, which was partially offset by a 4.2% decrease in volume.

Balanced Feed
Sales of balanced feed increased 2.0% during the fourth quarter, as balanced feed prices jumped by 29.2%, but the positive impact was offset by the significant decline in volume of 21.1% when compared to the previous year. This business line is directly affected by the ongoing increases of raw materials prices that occurred during 2008.

Swine
Demand and supply remained stable during this quarter, swine sales significantly increased by 46.6% from 4Q07, driven by a 35.2% increase in swine prices and 8.1% in volume sold.

Other Lines
Sales of other lines increased 18.7% mainly due to higher turkey sales.

YEAR 2008

Net Sales
Net sales for 2008 amounted to Ps. 20,109.6 million, 10.4% above the Ps. 18,208.8 million reported in 2007. The increase was driven by the growth in all the business lines: a 9.5% increase in chicken sales, 20.4% in table eggs sales, 35.3% in swine sales, and 0.9% increases in sales of balanced feed and 18.0% in other lines.

Net Sales	Year 2008 (%)	Year 2007 (%)
CHICKEN	76.9	77.6
EGGS	10.5	9.6
BALANCED FEED	7.3	8.0
SWINE	1.1	0.9
OTHER LINES	4.2	3.9
TOTAL COMPANY	100.0	100.0

Operating Results
The Company’s gross margin for year was 13.1%, lower than the 20.5% reported in 2007, reflecting the steady raw materials price increases during the whole year, as well as increase in the exchange rate between peso-USD. Operating profit was Ps. 233.2 million, lower than the Ps. 1,487.8 million reached during the year 2007. EBITDA amounted to Ps. 837.8 million, below the Ps. 2,059.2 million of the same 2007 period. EBITDA margin was 4.2% during the year.

Taxes
The Company recognized a positive provision for income taxes and deferred income taxes amounting to Ps. 543.1 million.

Comprehensive Financial Income (Cost)
The Company had a financial comprehensive cost for the year amounting to Ps. 1,308.4 million, which compares to a financial comprehensive income of Ps. 98.2 millions reported in 2007. As the Company previously announced, the negative effect of its hedging instruments resulted from the high cost of its raw materials and the volatility of the exchange rate (peso-USD). The main effect was a realized loss in its hedging instruments registered as interest expenses and financing cost, and mark-to-market valuations registered as interest income.

Net Income
The Company recorded a net loss for 2008 of Ps. 548.5 million, or Ps. 0.91 per share (US$0.79 per ADR), compared to net income of Ps. 1,278.3 million, or Ps. 2.13 per share (US$1.85 per ADS) reported in 2007.

Balance Sheet
Despite the adverse conditions, the Company’s financial structure remained healthy, and allowed the Company to face all its commitments. Cash and cash equivalents totaled Ps. 1,972.2 million as of December 31, 2008, below the Ps. 3,040.0 million reported in 2007. Said decrease was mainly driven by larger inventory and higher CAPEX, which accounted for Ps. 1,052.7 million during 2008. The total debt outstanding as of December 31, 2008 amounted to Ps. 625.9 million.

Outlook
•	The Company expects the peso-USD exchange rate to remain volatile.
•	The worldwide decrease in the costs of raw material will benefit the Company’s cost of sales at the beginning of 2009.
•	We expect a strong demand and good level of chicken prices during the first quarter of 2009.

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, egg, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2008(1)	2008(2)		2007(3)
		As of December 31,		As of December 31,
ASSETS
Current assets
Cash and cash equivalents	$143	Ps	1,972	Ps	3,040
Total accounts receivable	114		1,568		1,260
Inventories	373		5,157		4,220
Other current assets	-		-		-
Total current assets	630		8,698		8,520
Net property, plant and equipment	774		10,689		10,140
Other non current assets	26		366		354
TOTAL ASSETS	$1,430	Ps	19,753	Ps	19,015

LIABILITIES
Current liabilities
Notes payable to banks	17		229		59
Accounts payable	141		1,942		1,138
Other taxes payable and other accruals	26		365		320
Total current liabilities	184		2,536		1,517
Long-term debt	29		397		51
Labor obligations	6		78		53
Deferred income taxes and others	194		2,686		2,333
Total long-term liabilities	229		3,162		2,437
TOTAL LIABILITIES	$412	Ps	5,698	Ps	3,954
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	166		2,295		2,295
Pain-in capital	54		744		660
Reserve for repurchase of shares	12		159		244
Retained earnings	1,097		15,156		14,250
Net majority income of the year	(40)		(549)		1,278
Deficit from restatement of stockholder's equity	(271)		(3,738)		(3,732)
Derivate financial instruments	(4)		(55)		19
Total majority stockholder's equity	1,014		14,013		15,014
Minority interest	3		43		47
TOTAL STOCKHOLDERS' EQUITY	1,017		14,056		15,061
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,430	Ps	19,753	Ps	19,015

(1)	For reference, in millions of U.S. dollars using an exchange rate of $13.8150 as of December 31, 2008
(2)	Millions of nominal pesos

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income

	FOURTH QUARTER						FULL YEAR
	U.S.D.		Mexican Pesos				U.S.D.		Mexican Pesos
	2008(1)		2008(2)		2007(3)		2008(1)		2008(2)		2007(3)
Net sales	$411	Ps	5,674	Ps	4,603	US	1,456	Ps	20,110	Ps	18,209
Cost of sales	370		5,118		3,821		1,265		17,482		14,478
Gross profit (loss)	40		556		782		190		2,628		3,731
Selling, general and administrative expenses	46		635		581		173		2,395		2,243
Operating income (loss)	(6)		(79)		201		17		233		1,488
Comprehensive financing (cost) income	(76)		(1,056)		(10)		(95)		(1,308)		98
Interest income	(39)		(539)		79		(45)		(615)		319
Interest expense and financing cost	49		672		58		62		853		142
Foreign exchange gain (loss), net	11		155		(2)		12		160		(3)
Loss on net monetary position	-		-		(30)		-		-		(76)
Other income (expense) net	1		13		60		(1)		(14)		80
Income before income tax, asset tax	(81)		(1,122)		250		(79)		(1,089)		1,666
Total income taxes	(18)		(247)		71		(39)		(543)		387
Income tax, asset tax	1		9		7		6		78		132
Deferred income taxes	(19)		(256)		64		(45)		(621)		255
Net income	$(63)	Ps	(875)	Ps	180		(40)		(546)		1,280
Minority net income	(0)		(2)		(1)		0		2		1
Majority net income	(63)		(873)		180		(40)		(549)		1,278
weighted average shares outstanding (in thousands)	600,000		600,000		600,000		600,000		600,000		600,000
Net majority Income per share (in U.S.D per ADR)	(1.26)		(1.46)		0.30		(0.79)		(0.91)		2.13

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.8150 as of December 31, 2008
(2) Millions of nominal pesos
(3) Millions of constant pesos as of December 31, 2007

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Statements of Changes in Financial Position

	U.S.D.	Mexican Pesos
	2008(1)	2008(2)		2007(3)

Operating activities:
Net income	$(40)	Ps.	(546)	Ps.	1,280
Adjustments to reconcile net income to resources
Provided by operating activities:
Depreciation and others	44		602		570
Changes in operating assets and liabilities	(38)		(522)		(1,371)
Deferred income taxes	22		311		151
Resources provided by operating activities	$(11)	Ps.	(155)	Ps.	630

Financing activities:
Increase of capital stock	0		0		0
Proceeds from long and short-term debt	71		976		135
Repayment of Long-term debt and notes payable	(33)		(459)		(59)
Decrease in long-term debt in constant pesos	0		0		(12)
Cash dividends paid	(26)		(354)		(362)
Resources provided by (used in) financing activities	$12	Ps.	162	Ps.	(298)

Investing activities:
Acquisition of property, plant and equipment	(76)		(1,053)		(862)
Minority interest	(0)		(4)		1
Others	(1)		(19)		(16)
Resources used in investing activities	$(78)	Ps.	(1,075)	Ps.	(876)

Net (decrease) increase in cash and cash
equivalents	$(77)	Ps.	(1,068)	Ps.	(544)

Cash and cash equivalents at beginning of period	220		3,040		3,584

Cash and cash equivalents at end of period	$143	Ps.	1,972	Ps.	3,040

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.8150 as of December 31, 2008
(2) Millions of nominal pesos
(3) Millions of constant pesos as of December 31, 2007

Industrias Bachoco, S.A.B. de C.V.
Thousand of Mexican Pesos, as of December 31, 2008

Table 1

Type of Financial Instrument	Objective of the	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due	Guaranties
	Instrument		4Q-2008	3Q-2008	4Q-2008	3Q-2008	By year	Required
Knock out forwards,	Hedge and	$ 2,604,128	$13.82	$10.93	-$ 808,441	-$ 279,174	2009	The deals consider the possibility of margin calls but not another kind of guaranty
puts and buying and selling	negotiation
TARNS of USD under different
amounts and conditions*
Corn Futures and	Hedge	$ 207,257	Corn of March, $4.07	Corn of March, $4.8750	$ 1,150	-$ 45,045
soybeanmeal Futures**			USD/ bushel.	USD/ bushel.
			Soybeanmeal $300.5 y $299.8 USD	Soybeanmeal $285 y $287.8 USD
			per ton for January and March	per ton, for Dec08 and Jan09

Options for Corn***	Hedge	$ 243,552	Corn of March $4.07 USD	Corn of December $4.8750 USD	-$ 55,191	-$ 49,761
	and negotiation		per bushel	per bushel

Options for Soybean Meal****	Hedge	$ 32,692	Soybeanmeal $300.5 y $299.8 USD	Soybeanmeal $285 y $87.8 USD	-$ 3,286	-$ 19,784
	and negotiation		per ton for January and March	per ton, for December 2008
January 2009

* All of the financial instruments does not exceed 5% of total assets as of December, 31, 2008
* All the instruments will be due in 2009
** All the instruments will be due in 2009
*** All the instruments will be due in 2009
**** All the instruments will be due in 2009
A negative value means an unfavorable effect for the Company

Industrias Bachoco, S.A.B. de C.V.
Thousand of Mexican Pesos, as of December 31, 2008
Table 2

Kind of Financial Instrument	Reasonable value	Value of the Related Commodity/reference value			Effect on the	Effect on the Cash Flow****
	As of December 31	5%	10%	20%	Income Statement	5%	10%	20%
Knock out forwards,	-$ 808,441	$ 14.51	$ 15.20	$ 16.58	Direct	-$ 947,507	-$1,104,619	-$1,410,621
puts and buying and selling
TARNS of USD under different
amounts and conditions*
		10%	15%	20%		10%	15%	20%
Corn Futures and	$ 1,150	$ 3.66	$ 3.46	$ 3.26	The effect will materialized as the inventory to be consumed.	-$ 19,691	-$ 30,111	-$ 40,531
soybeanmeal Futures**

Options for Corn***	-$ 55,191	$ 3.66	$ 3.46	$ 3.26		-$ 74,027	-$ 83,445	-$ 92,863

Options for Soybean Meal****	-$ 3,286	$ 269.82	$ 254.83	$ 239.84		-$ 6,227	-$ 7,697	-$ 9,167

* The reference value is the exchange rate of the Mexican peso and USD, $13.8150 pesos per USD as of December 31 of 2008
** The reference value is the future in USD per bushel, here referenced to corn, $4.070
*** The reference value is the future in USD per ton, here references to soybeanmeal $299.8
**** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount showed
A negative value means an unfavorable effect for the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V. (Registrant)

Date: February 12, 2009	By:	/s/ Daniel Salazar Ferrer, CFO